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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

FEB 01 2021

Washington, DC

SEC FILE NUMBER
8- 70338

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PGB Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Hills Drive
(No. and Street)

Bedminster (City) New Jersey (State) 07921 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Bodnar (908) 443-5385
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

1455 Pennsylvania Avenue (Address) Washington, D.C. (City) (State) 20004-10008 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin Bodnar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PGB Securities LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Kevin Bodnar, Chief Executive Officer

Title

Notary Public

DALE L. SULLIVAN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires May 11, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PGB SECURITIES LLC

FINANCIAL STATEMENTS

December 31, 2020

FINANCIAL STATEMENTS
December 31, 2020

CONTENTS

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of PGB Securities, LLC
Bedminster, New Jersey

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PGB Securities, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2019.

Washington, DC
January 25, 2021

PGB SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

		2020
ASSETS		
Cash	$	67,750
Prepaid expenses		3,552
Total assets	$	71,302
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	3,321
Total liabilities	$	3,321
Member's Equity		67,981
Total liabilities and member's equity	$	71,302

See accompanying notes to the financial statements.

NOTE 1 - NATURE OF BUSINESS

Nature of Business - PGB Securities LLC (the "Company"), a New Jersey limited liability company and wholly owned subsidiary of Peapack-Gladstone Bank (the "Parent"), was formed in March 2019. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporate (SIPC) effective May 1, 2020. The Company was approved for membership with FINRA as a Capital Acquisition Broker Dealer ("CAB") which limits the Company's business services to merger and acquisition advisory services and providing private placement of securities as a placement agent.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company's taxable income or loss is included in the individual tax return of its member; therefore, federal income taxes are not payable by or provided for the Company.

The Company believes that all significant tax provisions utilized by the Company will more likely than not be sustained upon examination. As of December 31, 2020, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2019 forward.

NOTE 3 – RELATED PARTY TRANSACTIONS

At December 31, 2020, the Company had $47,837 of cash on deposit at the Parent, which is included in Cash on the Statement of Financial Condition.

NOTE 4 – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE 5 – RISKS AND UNCERTAINTIES

A strain of coronavirus surfaced in Wuhan China in December 2019 and has spread around the world with resulting business and social disruption. The virus was declared a pandemic. The operations and business results of the Company could be materially adversely affected. Significant estimates and operations may be materially adversely impacted by local, state and national restrictions and events designed to contain the coronavirus. The magnitude of the impact is likely dependent on the length and severity of the disruption.